HUNTINGTON BANCSHARES INCORPORATED
Huntington Center
41 South High Street
Columbus, Ohio 43287
(614) 480-8300
January 19, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Huntington Bancshares Incorporated Registration Statement on Form S-3 (Registration No. 333-126899)
Ladies and Gentlemen:
     Please be advised that Huntington Bancshares Incorporated (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on July 26, 2005. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-126899).

Very truly yours,
HUNTINGTON BANCSHARES INCORPORATED
By:	/s/ Donald R. Kimble

Donald R. Kimble Chief Financial Officer, Executive Vice President, and Controller

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